UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13-D
(Amendment No. 6)
under the Securities Exchange Act of 1934
ARGONAUT TECHNOLOGIES INC
(Name of Issuer) Common Stock, $0.01 par value
(Title of Class of Securities) 040175101
(CUSIP Number)
hUSIC CAPITAL MANAGEMENT, L.P. 555 California Street, Suite 1800 San Francisco CA 94104 Attention: Frank Husic (415) 398-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 2, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No.: 040175101		13-D	Page 2 of 15

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HUSIC CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN, IA

.

CUSIP No.: 040175101		13-D	Page 3 of 15

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Frank J. Husic & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO
CUSIP No.: 040175101		13-D	Page 4 of 15

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Frank J. Husic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

ITEM 1. SECURITY AND ISSUER.

This statement relates to the shares of common stock, par value $.0001 per share (the "Common Stock"), of Argonaut Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1101 Chess Drive, Foster City, California, 94598.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by (i) Husic Capital Management, L.P., a California limited partnership and registered investment adviser ("Husic"), (ii) Frank J. Husic &; Co., a California corporation ("Corporate G.P.") and (iii) Frank J. Husic ("Shareholder") (collectively, the "Reporting Persons"). Corporate G.P. controls Husic by virtue of its position as the sole general partner of Husic. Shareholder controls Husic by virtue of Shareholder's position as the sole shareholder of Corporate G.P.

Husic's beneficial ownership of the Common Stock is direct as a result of Husic's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Corporate G.P.'s beneficial ownership of Common Stock is indirect as a result of its control of Husic. Shareholder's beneficial ownership of Common Stock is indirect as a result of Shareholder's stock ownership in Corporate G.P.

Husic's and Corporate G.P.'s Principal Business Offices are located at 555 California Street, Suite 1800, San Francisco, California 94104.

Shareholder is a United States citizen whose business address is 555 California Street, Suite 1800, San Francisco, CA 94104. Shareholder's principal occupation is that of an investment manager.

Shareholder is the sole director of Corporate G.P. The executive officers of Corporate G.P. are Shareholder, Lesley L. Jones and Claudia Owen. Shareholder is President. Lesley L. Jones is Secretary and Chief Compliance Officer and Claudia Owen is Chief Financial Officer.

During the last five years, no Reporting Person or other person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

HCM sold 10,120 shares of Common Stock in the open market. On March 14, 2005, HCM sold 165 shares at a price of $0.7960 per share for a total sales price of $131.35, including commissions. On March 16, 2005, HCM sold 157 shares of Common Stock in the open market at a price of $0.78 per share for a total sales price of $120.11, including commisions. On March 30, 2005, 7,910 shares were sold in the open market at a price of $0.8787 per share for a total sales price of $6,951.07, including commissions. On April 4,2005, 109 shares were sold in the open market at a price of $0.8899 for a total sales price of $97.00, including commissions. On April 5, 2005, 1,782 shares were sold in the open market at a price of $0.8899 for a total sales price of $1,585.91, including commissions. On July 29, 2005, 200,000 shares were sold in the open market at a price of $0.268 per share for a total sales price of $53,600, including commissions. On August 1, 2005, 500,000 shares were sold in the open market at a price of $0.27 for a total sales price of $135,000, including commissions. On August 2, 2005, 1,000,000 shares were sold in the open market at a price of $0.261 per share for a total sales price of $261,338.60 including commissions. On August 3, 2005, 631,640 shares were sold in the open market at a price of $0.262, for a total sales price of $165,861.40 including commissions. On August 4, 2004 500,000 shares were sold in the open market at $0.267 per share, for a total sales price of $133,694.10 including commissions.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes on behalf of Husic's investment management clients.

On October 1, 2004, the Shareholder became a member of the Board of Directors of the Issuer. In that capacity, the Shareholder will be participating in the management of the Issuer, and consequently has filed this statement on Schedule 13D. The Reporting Persons had previously reported their holdings of the Issuer's Common Stock on a Schedule 13G.

On November 10, 2004, Husic delivered a letter to the Issuer requesting that the Issuer call a special meeting of the shareholders to consider certain proposals made by Jewelcor Management, Inc.

Effective February 19, 2005, the Shareholder, Mr. Husic, resigned from his position as member of the Board of Directors of the Issuer.

10,120 shares of Common Stock were sold in the open market.

700,000 shares of Common Stock were sold in the open market.

2,131,640 shares of Common Stock were sold in the open market.

The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 0 shares of Common Stock, representing approximately 0% of the outstanding shares of Common Stock.

(b) As of the date of filing, the shares that are the subject of this Schedule 13-D are currently held by Husic. Husic has shared (with other persons listed in Item 2) voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13-D, Corporate GP and Shareholder may both be deemed to have indirect beneficial ownership of the 0 shares of Common Stock held by Husic. The Shareholder has ultimate voting and dispositive power over the shares of Common Stock held by Husic.

(c) The purchases of the shares of Common Stock by Husic indicated in the following chart were made in the open market and were funded from the discretionary accounts of its investment advisory clients, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Date	Quantity	Buy/Sell	Price Per Share
September 1, 2004	1,267	Sell	$1.02
September 8, 2004	1,880	Sell	$0.94
September 9, 2004	9,314	Sell	$0.91
September 13, 2004	160	Sell	$0.90
September 20, 2004	35,457	Buy	$1.01
September 28, 2004	5,615	Sell	$0.92
October 1, 2004	21,500	Sell	$0.88
October 11, 2004	12,000	Sell	$0.89
January 10, 2005	1,792,140	In Kind Transfer	NA
February 22, 2005	100,000	Sell	$0.8075
February 23, 2005	150,000	Sell	$0.7899
February 24, 2005	122,995	Sell	$0.7693
March 14, 2005	165	Sell	$0.7960
March 16, 2005	154	Sell	$0.78
March 30, 2005	7,910	Sell	$0.8787
April 4, 2005	109	Sell	$0.8899
April 5, 2005	1,782	Sell	$0.8899
July 29, 2005	200,000	Sell	$0.268
August 1, 2005	500,000	Sell	$0.27
August 2, 2005	1,000,000	Sell	$0.261
August 3, 2005	631,640	Sell	$0.262
August 4, 2005	500,000	Sell	$0.267

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Husic has not entered into any contracts, arrangements or understanding with respect to the securities of the Issuer. Husic holds its shares pursuant to agreements with its clients giving it discretionary authority to vote and/or dispose of shares in the Issuer, just as with any other investment made by Husic on behalf of its clients.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2005

HUSIC CAPITAL MANAGEMENT, L.P.

By: Frank J. Husic & Co.

Its: General Partner

By: /s/ Lesley Jones

--------------------

Lesley Jones

Chief Compliance Officer

FRANK J. HUSIC & CO.

By: Frank J. Husic & Co.

Its: General Partner

By: /s/ Lesley Jones

--------------------

Lesley Jones

Chief Compliance Officer

FRANK J. HUSIC

By: /s/ Frank J. Husic

--------------------